SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Tobira Therapeutics, Inc.

(Name of Subject Company)

Tobira Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88883P 10 1

(CUSIP Number of Class of Securities)

Laurent Fischer, M.D.

President and Chief Executive Officer

701 Gateway Boulevard, Suite 300

South San Francisco, CA 94080

(650) 741-6625

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jay K. Hachigian Bennett L. Yee Andrew Y. Luh Heidi E. Mayon Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, California, 94063 (650) 321-2400	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts, 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Tobira Therapeutics, Inc., a Delaware corporation (“Tobira” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 3, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment No. 4, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Tobira at a price of (x) $28.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share, which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2016 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser, Parent and Allergan with the SEC on October 3, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibit (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The paragraph in the section labeled “Retention Pool” on page 10 of the Schedule 14D-9 is amended and restated in its entirety to read as follows:

“In connection with approving Tobira’s entry into the Merger Agreement and the Transactions, the Tobira Board reserved a cash bonus pool of $2,000,000 for allocation to eligible service providers at the time of the closing of the Transactions by the Tobira Board or its Compensation Committee. Such pool is intended to reward service providers, which may include Tobira’s executive officers and directors, who have demonstrated superior efforts and dedication during 2016, including in connection with completion of the Transactions, on such terms and conditions as the Tobira Board or its Compensation Committee may, in its or their sole discretion, determine. On October 27, 2016, the Tobira Board allocated this bonus pool for payment to certain directors and employees of the Company for their substantial efforts and significant contributions on behalf of the Company, including in connection with the Transactions. The following bonus payments will be made, subject to completion of the Transactions, to members of the Board: $900,000 to Mr. Podlesak, $100,000 to Mr. Fromkin, $300,000 to Mr. Legault, $150,000 to Mr. Heron, $100,000 to Mr. Cooper, $100,000 to Ms. Melincoff, $100,000 to Ms. Brosgart and the remainder to Company employees (none of whom are executive officers of the Company).”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2016	Tobira Therapeutics, Inc.

	By:	/s/ Laurent Fischer, M.D.
Name: Laurent Fischer, M.D.
Title: Chief Executive Officer